QUESTAR CORPORATION
                          DIRECTORS' STOCK PLAN

Section 1.  Purpose

      Questar Corporation (the "Company") hereby establishes the Questar Corporation Directors' Stock Plan (the "Plan"), which provides nonemployee directors with the option to receive all or part of their fees in shares of the Company's common stock. The purpose of this Plan is to further strengthen the alignment of interests between nonemployee directors and the Company's shareholders.

Section 2.  Definitions

      "Director" means a member of the Company's Board of Directors who is not an employee of the Company.

      "Election" means a Participant's delivery of written notice of election to the Secretary of the Company electing to receive fees or a portion of such fees (in 25 percent increments) in the form of common stock.

      "Fees" means the annual retainer (paid in monthly installments) and meeting fees earned by a Director for service as a member of the Board of Directors and as a member of a Committee established by the Board of Directors. Fees shall also mean any annual retainers and meeting fees earned by a Director for service as a director of a subsidiary owned or controlled by the Company.

      "Participant" means a Director who has elected to receive payment of all or a portion of his or her fees in shares of common stock.

Section 3.  Administration.

      The Plan shall be administered by the Board of Directors or a Committee designated by the Board. The Plan is designed to qualify for the exemption for "formula award" plans provided for in Rule 16b-3(c)(ii) of the rules adopted by the Securities and Exchange Commission to enforce Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Act"). The Board of Directors shall appoint a committee of "disinterested" directors to administer the Plan if, in the opinion of counsel to the Company, it is necessary to preserve the exemption for shares obtained pursuant to this Plan from Section 16(b) of the Act.

      Subject to the provisions of the Plan, the Board of Directors or the designated Committee shall have the authority to interpret the Plan; to establish, amend, and rescind appropriate rules and regulations pertaining to the Plan; to administer the Plan; and to take all such steps and make all such determinations in connection with the Plan. No member of the Board of Directors or designated Committee shall be liable for any action or determination made in good faith. The determinations, interpretations, and other actions of the Board of Directors or designated Committee pursuant to the provisions of the Plan shall be binding and conclusive for all purposes and all persons.

Section 4. Eligibility and Participation

      Participation in the Plan shall be limited to members of the Board of Directors who are not employees of the Company.

      A Director may elect to receive all or a portion (in 25 percent increments) of his/her fees in shares of the Company's common stock. These fees include the annual retainer paid by the Company or its subsidiaries and any meeting fees for attendance at meetings of the Board of Directors, its Committees, and subsidiary Boards of Directors.

      A Director may elect to participate in the Plan by providing written notice of his or her election to participate and to receive all or a portion of earned fees in shares of the Company's common stock. This notice shall be effective six months after being received by the Company's Corporate Secretary. A Director's election to participate in the Plan shall be irrevocable. Notwithstanding the preceding sentence, a Participant may revoke or change any election by making a subsequent written election that takes effect six months after being received by the Company's Corporate Secretary.

Section 5.  Common Stock Subject to Plan

      A maximum of 50,000 shares of common stock may be issued under this Plan. The common stock issued under this Plan, at the option of the Board of Directors, may be either original issue or purchased on the open market. In the event of any change in the outstanding common stock of the Company by reason of any stock split, stock dividend, merger, consolidation, reorganization, or other similar change in capitalization, the number or kind of shares that may be issued under the Plan shall be automatically adjusted so that the proportionate interest of the shares issuable under this Plan is maintained as before the occurrence of such event.

Section 6.  Issuance of Shares

      The number of shares to be awarded by a Director shall be calculated using the closing price of the Company's common stock on the New York Stock Exchange ("NYSE") on the date the Director's fees for service would otherwise have been paid. If there is no closing price on such day, the number of shares shall be calculated using the closing price of the common stock on the NYSE on the next preceding business day.

      All shares issued under the Plan, including fractional shares, shall be held in a book-entry account. Participants may choose to receive a stock certificate representing the number of whole shares acquired by notifying the Company's Corporate Secretary in writing. The Company shall make a cash payment to the Participant for any fractional shares using the closing price of the Company's common stock on the NYSE on the date the notification is received (or the next preceding business day if the notification is received on a day when there is no closing price on the NYSE).

Section 7.  Effective Date

      The Plan shall be submitted to the shareholders of the Company for their approval and adoption and will become effective June 1, 1996, upon such approval.

Section 8.  Amendment and Termination

      The Board of Directors of the Company may at any time terminate, and from time to time may amend or modify, the Plan, provided, however, that no amendment or modification may become effective without approval by the shareholders of the Company, if shareholder approval is required to enable the Plan to satisfy any applicable statutory or regulatory requirements or if the Board of Directors, on advice of counsel, determines that shareholder approval is otherwise necessary or advisable. In addition, the Board of Directors may not amend the Plan more than once every six months unless the amendment is designed to implement changes in the Internal Revenue Code of 1986 as amended, or rules promulgated to enforce it.